Filer: Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                            Subject Company: The CIT Group, Inc.
                                                      Commission File No. 1-1861


Participant Information

The CIT Group, Inc. and certain other persons named below may be deemed to be participants in the solicitation of proxies of CIT's stockholders to approve the proposed merger transaction between the Company and Tyco International Ltd., a Bermuda company. The participants in this solicitation may include the directors of CIT. As of February 15, 2001, none of the directors of CIT individually beneficially owned in excess of 1% of CIT's outstanding common stock. Additional information about the directors of CIT is included in CIT's proxy statement for its 2000 Annual Meeting of Stockholders dated March 30, 2000.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in this document, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco and CIT. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and CIT at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from CIT by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel:
(441) 292-8674; or to CIT Group, Inc., 650 CIT Drive, Livingston, NJ 07039. tel:
(973) 535-5911.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSED TRANSACTION.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this document include statements addressing future financial and operating results and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of CIT; failure of the CIT shareholders to adopt the agreement providing for Tyco's acquisition of CIT; the risk that the businesses of Tyco and CIT will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and CIT's businesses generally.

Detailed information about factors pertinent to the business of each Tyco and CIT that could cause actual results to differ is set forth in Tyco's and CIT's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K, for the fiscal year ended September 30, 2000, CIT's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and their most recent Quarterly Reports on Form 10-Q. Tyco and CIT are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                            * * * * * * * * * * * * *

The following is the transcript of an analyst call conducted by Tyco beginning at 7:30 a.m. CST:


                               TYCO INTERNATIONAL

                                 March 13, 2001
                                  7:30 a.m. CST



Moderator                  Ladies and gentlemen, thank you for standing by and
                           welcome to the Tyco International acquisition of The
                           CIT Group conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. Instructions will be given at that time. As a reminder, this conference is being recorded.

                           I would now like to turn the conference over to Chairman and CEO of Tyco International, Dennis Kozlowski. Please go ahead.

D. Kozlowski               Good morning, everybody. I'm here this morning with
                           Al Gamper, Chairman and CEO of CIT, with Mark
                           Swartz, Brad McGee, Joe Leoni, Jack Blackstock and other key executives of both Tyco and CIT. We'd like to give you the background, the reason why we think
                           CIT is a terrific opportunity for both CIT and Tyco, the impact it's going to have on Tyco's earnings and the long-term viability of this transaction.

                           Before we do that, though, before we discuss the CIT transaction, let me point out that we will be looking at some forward-looking statements today and please see the press release for the appropriate disclosures of those financial statements.

                           Business at Tyco continues to be good. We remain comfortable with the consensus earnings for this quarter of $0.61 and for $2.75 for the year. One might ask how we're able to maintain that level of comfort?

                           If you were to quickly analyze our revenues for the year, that is from about 20,000 feet, of our $37 or $38 billion of expected revenues, $9 billion are in health care and specialty products, all of which are functioning very well for us right now. The Mallinckrodt acquisition is being absorbed well into Tyco and business continues to be good within Tyco health care.

                           Our Fire Protection and Security business continues to operate well with over $7 billion of revenue. We are absorbing the Simplex acquisition and about 60% of the revenues within this business are recurring revenues and that number is growing daily. In February, we've closed more accounts than ever before, and we continue to show and have record months.

                           Within our Flow Control business, business remains strong. Our Earth Tech business is building their backlogs. In addition, our quarter turn butterfly valve replacement business is good, especially in the oil and gas and power generation business.

                           Our TyCom business is ahead of schedule on the deployment of their systems. Our third-party contracts are higher than ever with a new contract of $1.2 billion that was signed a couple of weeks ago, so we continue to see a good business there. That brings us down to a $13 billion electronics business which the world is certainly focused on these days.

                           Of the $13 billion electronics business, we have about a $2 billion long-term Tyco printed circuit board business, which continues to operate very well for us. There's strong demand for these boards, they're 64-layer plus boards. They're used in commercial aircraft, they're used in navigation systems. Some are used in the military, some in high-end telecommunications and computers, and we continue to see robust demand where we are actually expanding facilities in California and other places to meet our big demand needs.

                           That brings us down now to $11 billion of our $37 or $38 billion in revenue in electronics. About half of that business is in Europe and that business is going well. We're servicing people like Mercedes Benz, BMW, new projects on Volvo, Volkswagen, other industrial applications, and our European business continues to be strong for us.

                           The remaining $5 billion of our $38 billion are the areas that you hear all the noise from in other electronics companies. Within that $5 billion there certainly is some softness in telecommunications, some softness in automotive, although we're seeing some things coming back in automotive now. Automotive was quiet for us over the last couple of months, but we are seeing things coming back and we are looking at some gains or some improvements within the automotive side.

                           More than likely the telecommunications side of the business, which remains to be about a billion and a half dollars for us, will be soft. We do not see a downturn in it from the prior year, but we also do not see the robust 40% growth rates. We see growth rates for that particular business at about 10% or thereabouts, equating to an overall electronics growth rate of something well in excess of 15% for us for the year.

                           So really, the mix of the businesses for us are strategic objectives of building a business that is more recession resistant, beginning back in the early 90's through health care, recurring revenues, strong service businesses and spreading our risks to different categories and to different countries, appears to be paying off for us now. And for that reason, we are able to remain comfortable while some of our customers in some of our areas of electronics and others, are struggling, but that's because they are very much focused on those businesses.

                           As a result of that, our forecast in electronics came in at about 101% of our anticipated results in February. We're tracking our businesses closer than ever before. We are looking at things on a daily basis. And we can tell you, for all we know right now, we are very comfortable with the $0.61 for the quarter and $2.75 for the year.

                           In addition to that, we are hedging our bets through further plant consolidations and cost reductions, which Tyco has always been known for. We are completing plant consolidations from the AMP, Siemens, Raychem and other acquisitions. We'll be continuing to take cost out of the pipeline, which was planned for a year ago or a year and a half ago when we announced Thomas & Betts and other acquisitions, and we will continue to be protecting our profits through these cost consolidations and actively managing our businesses to improve our operating margins, to improve our revenues.

                           And on top of that, 30% of everything that we sell this year in electronics did not exist last year. We have greatly reduced the cycle time to our customers, we are helping our customers with new products. And even though markets are slowing down, more is becoming electronified and we are having more content on everything from cell phones to automotive. So units may be down but we're experiencing more content there.

                           So enough about that and enough about Tyco, you'll be hearing from us in mid-April on our earnings results and we are quite confident in the numbers that we will be bringing forward at that time.

                           This morning we announced that Tyco entered into a definitive merger agreement to acquire CIT at a fixed exchange rate of 0.6907 shares of Tyco for each share of CIT in a tax free, stock-for-stock exchange. Now based on our closing price yesterday this translates to a price of $35.02 for a total value of $9.2 billion.

                           What is CIT? It is the largest independent finance company with managed assets of some $55 billion. It's a leading provider of capital to the middle markets and CIT is the number one in vendor financing, US financing, construction, small business administrative loans, and leaders in commercial aerospace, corporate aircraft, secured business credit, rail, structured financing, home equity loans that originated through the broker and originated on the Internet.

                           CIT is characterized by the strengths of its franchises, its consistent growth, the diversity of its revenue base. They have very healthy operating efficiencies, disciplined credit risk management and very experienced management, and broad access to funding markets. It has a deeply ingrained, conservative credit culture with a long track record of maintaining high asset quality through various credit cycles. Its business lines are complementary, providing significant revenue opportunities. Its high quality management team has a strong operating history and credibility in capital markets. CIT earnings have risen in each of the past 13 years at an average rate of 15% through various economic cycles and this has been under the leadership of Al Gamper who will continue to manage CIT for us and will take a significant position within Tyco as a member of our Board of Directors in helping to lead the entire financial services businesses of Tyco. Al is committed to a significant stay with us here at Tyco.

                           Let me talk with you for a moment about what motivated us to do this transaction. Many of our most attractive growth businesses, particularly those with opportunities to generate recovering revenue are asset intensive. Examples include Earth Tech's water treatment projects, ADT electronic monitoring, Tyco's Power Systems, Tyco's Energy Systems, TyCom's bandwidth and network sales. Our operating managers have continued to ask for a number of years for more capital to exploit these excellent growth opportunities. Adding a finance unit allows us to capture this growth to a greater extent while improving our capital efficiency in terms of asset turnover and return on capital. We estimate asset turnover to improve by more than 15% over the next couple of years, not including growth synergies.

                           While we explore the possibility of developing this capability in-house, and we've been looking at this for a number of years, we recognize for various reasons that shareholders would be better served with an immediately accretive deal rather than us trying to build it and a deal that brings scale and great management experience.

                           On the plus side, this transaction is accretive to Tyco's shareholders delivering $0.10 the first full year. If one were to take out the amortization on this, we'd be delivering some $0.075 the first full year, the new accounting rules allow us to deliver the $0.10. And if we were to pool, to be on an apples to apples basis, we would be delivering that $0.10. This $0.10 now is based upon putting the two companies together at current run rates and a little bit of some cost reductions at CIT, but they do not include, as we say, we never give you the top line opportunities that we have here, and there are significant ones, they do not include any upside from the business relationships that can be established between Tyco and CIT, including better working capital management and revenue growth at Tyco, and increased financing opportunities for CIT. We believe those financing opportunities run any place from $4-6 billion at the get go for financing some of Tyco's asset-based businesses here; all of which will be incremental businesses to CIT and all subject to their strict credit reviews and strict credit interpretations.

                           This acquisition meets all of our criteria. CIT is a market leader. The transaction is immediately accretive to earnings before any revenue enhancements. Its cash-on-cash returns is in the mid-teens the first year and in the 20's the second year. CIT has been a long-term, sustainable growth, stable revenue and earnings power, and directly supports each of our operating businesses.

                           The acquisition has been enthusiastically championed by all of our operating management. For a number of years, and even myself when I was an operating manager at Tyco for some 15 years, we have advocated creating a financial capability within Tyco to support the growth of our businesses and the reasons are numerous. Let me give you some examples.

                           First of all is project financing. Earth Tech will be able to finance water and waste water treatment plants. Earth Tech would also be able to finance remediation, ground fields, etc. TyCom will be able to project finance undersea cable contracts and bandwidth.

                           In equipment financing, our Fire Protection and Security business will be able to finance electronic alarm panels for Simplex, Wormald North Sea platform work and electrical systems through our O'Donnell Griffin business throughout Australia and Southeast Asia.

                           In electronics the old Lucent Power Systems, now Tyco Power Systems, has opportunities as well as M/A-Com financing for wireless transmission facilities.

                           Once again, in Earth Tech we can finance water and wastewater system upgrades. These are long-term annuity projects that we design, build, finance and run for some 20-30 years.

                           In health care, we can begin with respirators and vascular compression projects.

                           On the consumer financing side, through ADT Security, we reach over 3.5 million customers every day and new installations for not only electronic security financing but other financing within homes and small businesses will upgrade and harvest a very strong customer base that would add to CIT's already existing base.

                           Within working capital management we will provide better, faster and more consistent ability to credit check and enforce discipline. While at Tyco we are good in working capital management, it is a key focus of our businesses. This can lead to a significant reduction of day sales outstanding, a reduction of accounts receivable write-off's, selectability to expand sales to credit extensions to customers, and will reduce costs to service small accounts.

                           Now this just scratches the surface on the kinds of opportunities that are available to us, but as you can see, this is all additive to that top line and additive to the $0.10 a share that we are extremely comfortable with coming out of the box.

                           For CIT, combining it with Tyco provides more stability than public markets and creates numerous captive revenue opportunities. Tyco International operations will also provide a platform for international growth where CIT does not have much business opportunities right now. And Tyco can also become a source for capital infusion. In addition, the acquisition provides the opportunity for CIT to divest non-core businesses or non-performing assets and allows us to redeploy that capital into more meaningful returns.

                           CIT will be its own profit center with Tyco and will report publicly reported financial statements, but it will be consolidated within Tyco. And I'm very happy to say that Al Gamper has signed up with us. He will remain as CEO and President of CIT. Al will join Tyco's Board of Directors. Al has been the head of CIT for some 14 years, since 1987, has led them to successful and progressive earnings returns and growth over that entire time and before that has 22 years with Manny Hanny in the business. So coming to us is an experienced management team that really knows its business.

                           We've been working together on this transaction for many months, since last November or December, so significant diligence has been performed. The management teams have gotten to know one another. Brad McGee from our shop will be joining Al's team to be the liaison between CIT and Tyco to explore business opportunities and to develop opportunities, since Brad is highly experienced in running quite a number of the Tyco businesses. He will be very instrumental in pointing out the financing and other opportunities for CIT on the businesses that he has been an integral part of here, while Jack Blackstock is taking over our shareholder relations and doing other things within our businesses.

                           That summarizes our formal remarks. Al and I, Mark, Brad, Jack, our whole management team here is ready to answer any questions that you may have. We're very, very enthused by this acquisition. It's certainly going to add to earnings. We feel good about our earnings right now. The transaction most likely will close in about July. It should add a couple of cents this year that we're in and next year for the full year, for the full fiscal year we're probably talking about some $0.10 to $0.12 before we get into the revenue enhancements for the business. So with that, we'd like to open it up for any questions any of you may have.

Moderator                  Our first question comes from Don McDougal with JP
                           Morgan.

D. McDougal                Good morning, Dennis and everyone. Question I guess
                           first on kind of the big picture here. At the surface anyway, Dennis, this would appear to be a bit of a departure, certainly a departure from a manufacturing orientation, but also maybe a bit of a departure from your credo of buying businesses that you really know very well. I'm just wondering if you could address that issue maybe right up front.

D. Kozlowski               Don, we have said all along that we will focus on
                           businesses that we know and continue to grow in areas that we have management expertise in. We have also said that we are totally willing to bring in businesses that are in support of our existing businesses and have made that statement frequently.
                           Over the years, we have pursued having a financial services company that would support our sales and revenue base here at Tyco. We had an opportunity to bring in CIT and make it part of the Tyco group of companies. It met all of our acquisition criteria.
                           And while we did not have expertise in-house of running finance companies, we do have a source of excellent management, know who is staying with us, and who can marry up with our existing businesses here. This is not like going out and say buying an industrial business that manufacturers aircraft engines or something like that. This is staying in-house and purchasing a business that's in direct support of our businesses here within Tyco.

                           If you look at some of our other acquisitions, our AMP acquisition recently in the electronics business, Juergen Gromer headed that up and has been wildly successful with it. Our ADT acquisition, Mike Snyder headed that up and has been wildly successful with it. So we are fortunate that we can find, recognize, continue to motivate and hang on to very talented management personnel. This is what's going to make it, very talented management personnel in terms of Al and his group of people that I think culturally and every way possible fit in very well here at Tyco and this will become a direct support to all of our sales efforts, to all of the Tyco businesses across the board. So it only brings strength to our existing businesses.

D. McDougal                Next question, you mentioned that you had done a fair
                           amount of diligence here, going back a number of months. Could you comment on the fact that we may be heading into a recession here or maybe already in one, how comfortable are you with the credit quality, the balance sheet that you're getting with the CIT acquisition?

M. Swartz                  An awful lot of the diligence we did over the past
                           three to four months was during the time period that the economy was moving into a downturn. And on top of that, if you look at CIT and what Al and Joe have been talking to people about, they actually began to see the credit crunch and the issues related to their portfolio in the what had been traditionally our third to fourth quarter time period. So we actually spent an awful lot of time going through with them, their credit policies, what they end up doing on their rating with new customers who come in, continuing to monitor the business as it goes, specifically focusing on a downturn in the economy, what that would end up doing to not only their existing assets, but volume growth down the road offset by finance spreads which should be increasing as they're able to take advantage of companies that do have an issue related to being able to raise financing currently. So once again, we realized the diligence was the most important part.
                           We spent the time and energy on what was going on in the economy, and as always, we begin the integration planning today where we will continue to work with Al and Joe and their team at making sure we are up to date on everything going on with the business. And there are parts of the portfolio that Dennis mentioned earlier that the CIT group had previously said, and we actually agree with them, assets that are under performing, that we should all get out of at this point, Tyco will be in a position to allow
                           CIT to do that in a faster manner, while at the same time preserving their credit quality and being able to infuse capital so that from their rating perspective it does not take a hit. So we have been focused on all these issues and will be really working together to enhancing the credit strength of CIT go forward.

D. McDougal                Do you anticipate that there will be any change in
                           the funding costs for CIT?

M. Swartz                  No, in the...we have that it will continue at the
                           levels we have currently.

D. McDougal                One final question. On the guidance for earnings,
                           just a little clarification. I think you said $0.02 for full year, $0.10-0.12 for next year. Is that in addition to the $2.75 that you've previously expressed comfort with and does that include the assumed changes on the FASB accounting?

D. Kozlowski               The $2.75 becomes $2.77 and we pick up, I don't know,
                           Mark, $0.20 or something on the FASB accounting?

M. Swartz                  It's about $0.28 for the year, but it will be
                           one-quarter that will be picked up this year. So during that quarter it's an additional $0.07.

D. Kozlowski               We're enjoying the FASB accounting.

D. McDougal                I'm sure you are.  Thanks a lot.

Moderator                  Our next question is from Heather DiGarmo with
                           Goldman Sachs.

H. DiGarmo                 A couple questions. First, as it relates to strategy
                           as well as your planned asset dispositions within CIT, you mentioned a number of businesses that CIT is in and I'm wondering if you could give us a sense for those that you do consider non-core or that wouldn't be complementary to Tyco's asset base, and what we may expect in terms of proceeds and timing for any asset sales. Related to that, how much of CIT's business within Tyco, once the business is integrated, would you consider to be captive finance or what are you targeting, to give us a sense of how the businesses will overlap?

A. Gamper                  I'd like to address the issue of what we think is
                           non-strategic and non-core at CIT. As we told the investment community ourselves back in December, we've identified $4-6 billion of assets which are non-strategic - that don't fit in CIT, that have lower returns, that don't meet the return hurdles of CIT - and we've been engaged since that time in disposing of those. Those businesses have to do with some owner-operating trucking businesses, some overseas businesses that don't fit into our operation, they're businesses in the recreational vehicle area, manufactured housing, and we see these as non-strategic to our growth. Lower returns not important. We have disposed of some of those last year, we used about a billion dollars worth of assets last year with no effect on earnings at all, negative at all and we will continue to do that.

                           Now, with Tyco we can expect to expedite that process and redeploy that capital to the kind of businesses they give us, the kind of 15+ returns on equity, as we explained to the investment community last December.

                           We will expedite that process either through sale or liquidation to do that.

                           In terms of the captive nature of this, I think maybe I should address that. The thing that made this so exciting to my colleagues, it was intriguing to me when Dennis first explored this with me, but it got exciting when my six business heads heard about it and they saw here's a company with $38 billion worth of revenue in sales that somebody's financing, we're not financing any of it. They looked at the opportunities here to penetrate those marketplaces. There are literally dozens of businesses, and Dennis explained a lot of them already, dozens of businesses that we can finance in this organization that are now at our disposal and we have no penetration today. I couldn't find any business today, no penetration at all. Whether it's in the vendor area, when vendor programs where we're number one, whether it's in project financing where we're a major player, or in other sales financing areas, terrific opportunities. And so our six business guys, the six men that run those businesses, were more turned on to this than anybody in the organization as they saw these outlets.

                           We don't look at ourselves as a captive finance company but really a partner in financing and if we can do $4-6 billion, as Dennis mentioned here, the incremental profitability is dramatic from several point of views. The operating expense, incremental operating expenses to us are nominal. With normal credit costs we're going to get terrific improvement in ROA than we ordinarily would get in generating other business. So the operating leverage in the organization I think from that perspective is tremendous, and that's probably the most exciting features from our operating peoples' perspective of the deal. I hope that covers it.

D. Kozlowski               Heather, this is point well taken by Al, that while
                           Al and I conceptualized this, we really turned the people running the businesses loose at CIT and at Tyco to really marry up and say let's start presenting the real opportunities here that we can bring together these businesses and units with, and the enthusiasm and opportunities are overwhelming. It's an acquisition from the bottom up that's going to prove to be very successful.

H. DiGarmo                 Another question on your financing plans for the
                           purchase of the Dai Ichi stake, I think it's about
                           $2.5 billion. Can you tell us how you plan on financing that and where in the capital structure you plan on doing that?

M. Swartz                  That will be done within the Tyco business. We will
                           be putting out $6 billion plus of equity on the public shareholders side and then we have entered into a purchase agreement with the bank in order to allow Tyco to purchase it at $35.00. It will be in cash and we will be doing that based on available credit lines that Tyco currently has available and then going ahead and terming it out at some point in the future.

D. Kozlowski               The Japanese portion of it was only purchased at the
                           close of this deal and when the deal is approved by everybody, so we are not buying the shares beforehand but it all comes together at the end of the deal.

M. Swartz                  And to clarify again, the $2.5 billion...that we will
                           be using to purchase that stake will be on the Tyco side, it is not part of the CIT capital structure.

H. DiGarmo                 One last question, if I could. You mentioned earlier
                           that you didn't expect CIT's funding costs to go up.
                           Does that mean that you expect them to retain their current credit rating? Similarly, could you comment on any expectations for Tyco's rating?

M. Swartz                  On the CIT side, absolutely we are all committed to
                           maintaining the CIT credit ratings and doing that both through the commits to the rating agencies and to allowing CIT to attain their goals that they have been talking about relative to leverage. So we are very confident and committed to maintaining those ratings.

                           On the Tyco side, as you know, we have grown over the past few years. We've done it both organically and through acquisitions, and during that time period we have continued to strengthen our balance sheet and improve our credit strength and we're looking at continuing to do that in the future and continuing to make Tyco a better credit as well as CIT.

H. DiGarmo                 So I guess your expectation is that you're going
                           to keep your current ratings at Tyco as a result of this transaction?

M. Swartz                  Absolutely.

D. Kozlowski               At a minimum, yes.

Moderator                  Our next question comes from the line of Jack Kelly
                           with Goldman Sachs.

J. Kelly I just wanted to clarify the accretion number. The $0.10 that you mentioned initially in the first 12 months, it assumes that's done as a purchase and it assumes the adoption of the new accounting rules, meaning no goodwill amortization? Or, does it assume the old rules?

D. Kozlowski               That's correct, Jack. If we did not have new
                           accounting rules, the $0.10 would be about $0.075. If we didn't have new accounting rules we would have done this as a pooling, and then you would have had $0.10. So if you were to go back and look apples to apples at AMP or Kendall, the $0.10 would be the $0.10. And as we said, that's a conservative number in there. There's some tax opportunities and other...structure, but the $0.10 is apples to apples through whatever we have there. If you had to amortize and say there was no pooling opportunities and no new accounting rules, you're talking about
                           $0.08 on the transaction.

J. Kelly Great. Secondly, the incremental opportunities that you're going to be able to feed into CIT, this $4-6 billion, is that something that can be done over the course of the year? I mean, how quickly does that flow through their books? And if we were to do that pro forma right now, let's assume $5 billion worth of business, what percent of their asset base would $5 billion represent?

A. Gamper                  That's something you would phase in over a period of
                           time. It doesn't happen probably in a few months.

                           But let me, our asset base, our managed asset base today is in the $55 billion area, so we're talking about over a period of time somewhere in the 10% of asset range. What we'd like to do, however, is something Dennis mentioned is the fact that we move out sort of non-strategic, low return businesses and bring these assets into the organization that improves the profitability of CIT. So you get a real improvement in that where you're shedding non-strategic, low return assets and supporting this with higher return assets is I think a real win for the CIT organization.

D. Kozlowski               Jack, Brad's goals in here would be to try to get
                           most of this done in the first 12 months of the acquisition, so that you'd have the $0.10 run rate and then plus all of the, what we would call the revenue enhancement lines though adding to this, as well as getting into the working capital management and a lot of the other ancillary benefits that we're going to get from this transaction.

J. Kelly Finally, typically when you've done a deal, Dennis, you use that as a base to continue to do deals. Is this one different in the sense that you have a very strong company versus maybe an under managed one that you've done in the past, and maybe the growth opportunities are not so much acquisition related but kind of getting into Tyco this $4-6 billion. So the question is, is this a base for future deals or do you think there's enough opportunity for now in the Tyco family?

D. Kozlowski               There's a lot of opportunities in the Tyco family. As
                           Al pointed out, there's a lot of opportunities for redeploying some assets that do not meet the return criteria that CIT has and there could be some acquisition opportunities at the same time. That will not be the driving force, but CIT is going to be better positioned now to do acquisitions than they were as a standalone company.

Moderator                  Our next question comes from Walt Liptak with
                           MacDonald Investments.

W. Liptak                  My question has to do with the loan portfolio. You
                           mentioned that there was some commercial, some consumer loan. What's the percentage breakdown?

A. Gamper                  I think we're about 80-85% commercial, 15% consumer,
                           if you look at our total portfolio. Very heavily oriented towards the commercial side and equipment financing and commercial financing and vendor financing.

W. Liptak                  On the commercial side, construction was talked
                           about, aerospace. What's the mix within that?

A. Gamper                  Well, aerospace we have a very leading position in.
                           We probably have about $3-4 billion of aerospace. Our construction, we're a leader in construction equipment financing, not construction financing, construction equipment, and that's probably about the same kind of percentages of our aerospace portfolio.
                           We're a major player in vendor financing. That's about in the same area, too.

                           The one thing about the organization, if you look at CIT is it's diversified. There's no heavy concentrations - geographic, product or customer - that diversification's a very important strength in terms of risk management in the organization.

W. Liptak                  Any exposure to telecom or electronics?

A. Gamper                  We have some telecom exposure. I think if we'd look
                           at our total telecom exposure, it's about $500-600 million out of a portfolio of $55 billion. And there again, well diversified in terms of the telecom position. No major concentrations in it.

W. Liptak                  One final question. It was mentioned at the beginning
                           that there would be some cost reductions. So aside from any asset divestiture, what kind of cost reduction is Tyco looking at with CIT?

A. Gamper                  Well, first of all, we have administrative. We're no
                           longer going to be a public company and so we have administrative. And I think Tyco also has a strong, good and strong staff support area. So I would expect that we would be able to take some cost reductions out of the fact that we're going from a public to a non-public company and with some administrative reductions in the organization. I think, as Dennis said, those are not home-run kind of things, the deal was not done on that basis, we're doing this business to generate revenues and increase the market penetration of the organization. But I expect we'll see some cost savings in the process.

M. Swartz                  And the other I suspect that we have talked about
                           with the cost reductions is related to exiting some of the businesses that they're in currently that are running losses and by exiting those getting that pick up also, and that's the largest part of them. As Al said, there are some overlap areas that we will look at and run most efficiently between the two groups, but we have some very easy, quick and rational changes that we'll be making in the business lines that will give us an automatic increase to the returns on the CIT business and the accretion to Tyco shareholders.

W. Liptak                  Right, the asset divestiture. Thank you.

Moderator                  Our next question comes from Brian Jacoby with JP
                           Morgan.

B. Jacoby                  Just to elaborate on an earlier question with respect
                           to the ratings, have you had a chance to actually sit down with the rating agencies and with respect to CIT? Clearly, there's a need there to fund in a commercial paper market and it's crucial to maintain a A1/P1 ratings there. Have you had a chance to kind of sit back and talk to the agencies about those factors and what's your strategy there to kind of convince them to at minimum keep Tyco's ratings where they are, if not bring them up. Can you give us a little bit more color there?

J. Leoni We spent last night, Mark and I and Michael Robinson and Glenn Goteck from CIT, on the phone with the agencies and gave them a detailed briefing of the transaction. We will spend the next several days spending more time with them in going over that with them in more detail.

                           As the management team has already expressed, both sides, CIT and Tyco, are committed to maintaining CIT's ratings at the levels where they are and right now they're at an A+ level in term debt in A1/P1. That's critical to the ongoing strategy of CIT and the Tyco strategy of using the CIT platform to finance the Tyco growth.

B. Jacoby                  One other thing with respect to future financing down
                           the road, I assume CIT is going to be self-funding and will issue its debt out of the CIT entity?

J. Leoni Yes, we will continue to be a debt registrant with the SEC. We will continue our broad and diverse funding programs from our CP program, which is approximately an $8-10 billion program, our MTN and Global Term programs, and continue in the secured markets on securitization where we have active conduit and have been active in equipment finance securitization. So all those programs will continue as is.

B. Jacoby                  Last question would be in that Tyco, I mean clearly
                           there's a lot of equity involved here. Moody's has got you as a Baa1, the diversity of earnings will be improved here. Clearly there could be some improvement there. Have you had much conversation on the Tyco side?

M. Swartz                  Well we completely agree with you, Brian. We talked
                           with last night, as Joe mentioned, analysts on both sides of the house, the ones that follow CIT and the ones that follow Tyco. We will be having ongoing discussions with them. And we definitely do believe when you look at the credit strength that Tyco currently has, the free cash flows that are coming out of the business, the diversity of our revenues and also the move we've been able to do towards a more stable revenue base with recurring revenues, service revenues, that we definitely do believe that we are a much higher credit than Moody's currently has us rated at.

B. Jacoby                  And the $2 billion cash payments to be made to
                           Dai-Ichi Kangyo, that will be funded by the banks.
                           Will
                           that eventually be termed out in the public markets or is that something you haven't decided on yet?

M. Swartz                  It will be termed out initially through commercial
                           paper and then we will be terming that out.

Moderator                  Our next question comes from Bob Cornell of Lehman
                           Brothers.

B. Cornell                 You guys know I do GE as well as Tyco and at GE
                           Capital, I mean, they run a cap structure that is more highly leveraged than GE Capital might have been able to sustain on its own and maintain a Aaa rating, because most people feel this imputed call on the GE balance sheet which allows GE Capital leverage up more aggressively and therefore show a higher returns and possibly higher growth. I mean, what is the chance that you'll see that similar structure here with CIT and the Tyco balance sheet in this relationship?

M. Swartz                We continue, as we talked about earlier, of
                           strengthening the Tyco balance sheet. And what's interesting is, if you look at Tyco's borrowing costs, we actually borrow as a higher rated company than we currently have from if you look at either Moody's or S&P on the long end. And part of that is that we continue to go ahead and strengthen our balance sheet and will continue to do that as we go forward.

                           Currently, the situation you look at, we aren't looking at increasing the leverage on the CIT side. We do believe that the preservation of their ratings where they are is the current level with the current leverage or with the goals that they have set out as far as leverage ratios. So I think what you will see as time goes on is CIT maintaining their current credit ratios and ratings and Tyco continuing to strengthen and enhance its own credit stature.

B. Cornell                 A question for Mr. Gamper. What have you indicated to
                           the shareholder base in your company about the outlook, just till the next three or four quarters given the economic weakness we're in?

A. Gamper                  Well as you know, we indicated that we expected this
                           year to have a growth rate of around the 8% level as a result with two factors: one, a slowdown in the economy; and also, the fact that we're changing the mix of our business by disposing of some non-strategic businesses which are not good growth businesses. So our organic growth is actually going to be better than that, but somewhat disguised by the fact that we have some laggards that we're going to get rid of.

                           If you look at our growth rate over the last 12 years, 13 years or 5 years, we're in the 13-15% growth rate. Good times and soft times. I think this year we've indicated that the marketplace is around 8%, I see that target being easily achieved, and I think the dynamics of that target of change is a result of something I signed last night - my new employment agreement.

B. Cornell                 I'm sorry, you meant that implications to growth
                           could be a bit better than that?

A. Gamper                  Well, as soon as we get a chance, I have six
                           colleagues that want to crawl all over Dennis' company to find their counterparts and meet their counterparts, and I think that changes the dynamics of our opportunities here.

B. Cornell                 The final question from me is that, you know, about
                           ten years ago, Dennis Dowerman at GE Capital said, "Gee, we can grow fast enough just in the 48 states..." and so forth and so on, and then subsequently they've been a big player developing a European presence and now in Asia. I mean, with the kind of entree that Tyco provides for you guys in some of these non-US markets, could you maybe articulate what that might mean for you?

A. Gamper                  Let me tell you what our international strategy has
                           been. With the acquisition we made two years ago of Newcourt, we got expanded into Canada, Europe, the Far East and Latin America. It was a good move in terms of broadening our base overseas. But, what we don't have in that base and what was disappointing in that base is we don't have enough following, we don't have enough programs. We want to follow our American company programs overseas. We don't want to be overseas putting the flag in overseas marketplaces and competing locally. That doesn't make sense. But to the extent that we can follow those American programs like we have with Dell and Agilent and Avaya overseas, these are great vendor programs and we now have the international capabilities of doing that.

                           We can do the same thing here with Tyco. Their programs, they sell at a big international network of sale. We can follow that manufacturing process, whether they're selling in the Netherlands or they're selling in Taiwan or they're selling in China, that is very important for our overseas structure, product for those overseas structures and product which is basically through those vendor programs or manufacturer programs, many of our products being made right here. So now we've got an enhanced capability. That's what we see attractive about it, is, again, this enhanced capability to put product through that distribution system.

B. Cornell                 Any indication what that might mean to your growth
                           rate?

A. Gamper                  I don't want to speculate at this time, except that I
                           think it will improve it. But I don't think we should put any speculative numbers on it until we get a better feel for it.

B. Cornell                 Thanks very much.

Moderator                  Our next question comes from Terrell Armstrong with
                           Ohio Teachers.

T. Armstrong               This question is for Al. Can you give us an idea of
                           what an average ticket size that you guys will be pursuing in some of these Tyco businesses compared with what you're currently doing now? And if someone could clarify for me the amount of equity that Tyco plans to issue? My number's kind of show $6.7 billion rather than $6 billion.

A. Gamper                  The first question I'll deal with and that is that
                           ticket size can run from the financing of an installment of a consumer alarm system, from one end of the spectrum, small ticket, to a project financing that could be a $100 million project financing, couple hundred million dollar project financing through our project financing group within our structured finance group, and anything in between. If you face off each one of our businesses, and I think what you do is when you get our annual report, take a look at our annual report and see the businesses we have and then take Tyco's annual report and put them next to each other. Then take a look at what we do and what they do and it clearly points out the synergies of finance...like Earth Tech, project financing. And you can go all the way down into the consumer finance line. So there's no average size. It could range from a few thousand dollars to a multi hundred million dollar project.

M. Swartz                  On your second question, you're right, it is $6.7
                           billion of equity that we'll be putting out. As you know, we continue to strengthen the balance sheet and on a pro forma basis when you look at this transaction, from the Tyco perspective and the equity we're putting out and the 27% interest stake we're buying, we'll be at around a net debt to total cap on our pro forma basis in the mid-30s. So once again, continuing to improve the credit stature of Tyco.

T. Armstrong               Would Tyco be willing to issue more or to inject more
                           equity into CIT in order to preserve the rating?

M. Swartz                  Yes, we would.

T. Armstrong               Any ideas as to what that amount would be? I mean,
                           you said you had a conversation with the agencies last night, what are they looking for? I think they have been concerned for some time with the amount of leverage and I think were hoping that some of the asset sales would go towards reducing the debt to, you know, kind of tangible equity. But if we're talking about moving those assets off of CIT's books and replacing them with basically working capital that's tied up in some of these Tyco businesses now, how do we get there? I mean, how are you going to comfort their concerns?

M. Swartz                  In the discussions we've had with them and we've made
                           very clear our commitment to preserving both the long-term and short-term ratings that CIT has, it does include the necessary capital infusion as we go look at the potential asset sales and any type of charge that may go along there. At this point there is no request that's coming in from them and it's really more being driven by ourselves that we think that we continue to need to increase the credit position of CIT will follow through on helping Joe and Al achieve the commitments that they had talked about previously.

A. Gamper                  Let me give another point of view here. We think that
                           if we dispose of those assets we talked about, the $4-6 billion, and we're back to a leverage ratio that was more than adequate in my view for the rating agencies, then we start building the new Tyco business, and that's not going to come in on day one, that takes a period of time. Keep something else in mind, the CIT internal generation of capital rate itself, we're generating 15-17% internal generation of capital. So in effect, we can handle today, without increasing leverage, 13, 14, 15% growth now without increasing leverage. So we are reducing leverage, but once we get to that solid base, if you just look at our present internal generation of capital rate, we can grow
                           13-15% keeping our leverage where it is. So my perspective is that this is a strengthening transaction for CIT and I could go on for hours, but nobody would let me.

T. Armstrong               One last question. Al, was there any concern in your
                           conversations with the agencies about now we have DKB or the larger financial parent that was in the picture through its minority interests, now with them out with the cash take out, was there any concern there about what the rating would move to? Would it float down because of that? And what Tyco needed to do in order to preserve it.

J. Leoni No, our ratings have always been independent based upon our own fundamental performance. So that was not an issue at all. Ratings have been based upon the fundamentals of the company from credit quality to leverage to asset generation, capital generation and the franchise value and the credibility and delivery of the management team. So that was not an issue at all.

M. Swartz                  To make clear, the cash takeout is on the Tyco side.
                           The equity is going to be put out at that level and also the takeout of the Japanese position. And as Joe said, CIT continues to be a standalone registrant and will not be impacted by that transaction.

A. Gamper                  The one byproduct of this Japanese takeout is that we
                           get out of regulatory control. I mean, we are now a bank holding company subsidiary, which puts some handcuffs on us. For instance, we just established a joint venture with one of the largest construction companies in the world, JCB. We had to get approval of the Fed to do that. We don't need that anymore, because that gives us a competitive advantage of being out of the regulatory environment. Big competitive advantage as far as I'm concerned. Plus, we have certain businesses that we may have to dispose of that are sort of...businesses with higher return businesses. No longer have to dispose of those once we're out of the regulatory control environment.
                           So that's a byproduct that we shouldn't overlook.

T. Armstrong               And I'm to assume that there would be no guarantees
                           from Tyco to CIT for debt obligation?

D. Kozlowski               Right.  Nothing formal.

T. Armstrong               Thank you.

Moderator                  We have a question from Allan Septimus with Oscar
                           Gross.

A. Septimus                Do you have a list of which regulators are going to
                           have to approve this merger? I understand the Federal
                           Reserve obviously is no longer involved, which is a big advantage, but are there any state banking authorities that have to approve it?

M. Swartz                  Yes, there are and also we don't see any issues being
                           on the anti-trust side, but do need to go through those processes also.

A. Septimus                Other than New York state, are there any other
                           states?

M. Swartz                  Yes, there are.

A. Septimus                How many?

M. Swartz                  At this point, Joe, a handful?

J. Leoni Yes, there's a handful, but we don't see any issues with that.

A. Septimus                But do you believe the state banking authorities
                           would be the gaiting event in terms of the timing of the transaction?

M. Swartz                  No, we do not.

A. Septimus                Thank you.

D. Kozlowski               Thank you, everybody, for your time and attention
                           this morning. Just to summarize, for reasons why I outlined, Tyco remains comfortable prior to the CIT transaction with its earnings estimates of $0.61 for the quarter and $2.75 for the year. On top of CIT, we would expect we would be additive of a couple of cents to that for this year, depending upon the close of CIT.

                           The sooner we can close this, of course, the more we will accrue in earnings.

                           We're very, very happy about this transaction. It meets all of our criteria for being accretive, for being long-term sustainable, for being in direct support of the Tyco businesses, in addition to being well managed, well funded and a highly profitable business on its own. We believe this will continue to add very significant earnings capability to Tyco, it will increase a lot of our financial capabilities and capacity, and it will fit right within where we have been taking Tyco, to a very dependable, recurring revenue service businesses and meets our criteria for being the number one and leader within our field.

                           So with that, we thank you for your time and support this morning. For any individual questions, please do not hesitate to call Jack Blackstock or any of the other members of the Tyco management team here or Al Gamper, Joe Leoni or any members of their team. So thank you for your attention this morning.

Moderator                  Ladies and gentlemen, this conference will be
                           available for replay starting March 13, 2001 at 12:30 p.m. running through March 16, 2001 at 5:00 p.m. You may access the AT&T Executive Playback Service at any time by dialing 1-800-475-6701 or international participants may dial 320-365-3844 and entering access code 576692. That does conclude our conference for today. Thank you for your participation and you may now disconnect.